Exhibit 99.108

VERSES

VERSES Announces Corporate Update Webinar

VANCOUVER, British Columbia, June 27, 2024 -- VERSES AI Inc. (CBOE:VERS) (OTCQB:VRSSF) ("VERSES" or the "Company"), a cognitive computing company developing next-generation intelligent software systems, today announced that on Wednesday July 3, 2024 at 1:00PM ET, CEO Gabriel René will provide a corporate update on recent events and strategic plans.

On the Webinar Mr. René will address:

- State of the AI Industry
- The Recent Strategic Investment from G42
- The Launch and Rollout of the Genius Platform
- Update on AI Benchmarks
- Status of Spatial Web Protocol, Architecture and Governance Standards

To register for the webinar interested parties can use the following link: https://event.webinarjam.com/register/323/onqrlty7

To learn more about Genius, please visit: https://www.verses.ai/genius

Developers can sign up for Genius beta here.

About VERSES

VERSES AI is a cognitive computing company specializing in biologically inspired distributed intelligence. Our flagship offering, Genius™, is patterned after natural systems and neuroscience. Genius™ can learn, adapt, and interact with the world. Key features of Genius™ include generalizability, predictive queries, real-time adaptation, and an automated computing network. Built on open standards, Genius™ transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines, and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn, and X.

On behalf of the Company

Gabriel René, Founder & CEO, VERSES AI Inc.

Press Inquiries: press@verses.ai

Investor Relations Inquiries

U.S., Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us 415-572-8152

Canada, Leo Karabelas, President, Focus Communications, info@fcir.ca 416-543-3120